 Exhibit 99.1

News Release

B2Gold Donates 1,000 Ounces of Gold to Conservation Initiative to
Protect Endangered Black Rhino in Southern Africa

Vancouver, February 18, 2020 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce a ground-breaking donation of 1,000 ounces of gold, with a value of approximately US$1.5 million, to support black rhino conservation and the communities that protect them in Namibia, Southern Africa.

Today, the northwest of Namibia is home to the last and largest free-roaming population of black rhinos in the world. Their home is an area of 25,000 square kilometers, with no national park status, few roads and no control over who comes in or out. The recovery of this population of black rhino is due to the dedication of the organizations and communities that have committed themselves to the protection of black rhinos in northwestern Namibia. A rhino-based economy has developed in Namibia’s northwest, with rhino tracking central to tourism development that in turn provides jobs, income and hope for the future for Namibians.

The Rhino Gold Bar initiative was recently launched at two separate events attended by high-level government officials and conservationists in Windhoek, Namibia and in Cape Town, South Africa, at the Indaba mining conference. In making the announcement, Clive Johnson, President and CEO of B2Gold, outlined the Company’s goal of redefining conservation financing stating, “the donation represents the first time that gold, a natural resource from the ground, is being used to provide sustainable funding to community-backed initiatives for the protection of the iconic black rhino, a critically-endangered global treasure”.

The 1,000 ounces of gold was produced at B2Gold’s Otjikoto gold mine located in Namibia. With this donation, 1,000 limited-edition Rhino Gold Bars in varying sizes will be produced and available for sale to the public. On the reverse of the Rhino Gold Bar, a black rhino mother and calf is represented, symbols of hope for the future of the species. The obverse shows the Namib desert, an evocative and recognizable image strongly associated with Namibia.

The Rhino Gold Bars are available for purchase through a third-party at the spot price of gold on the date of sale plus a 15% conservation premium, and will be available in 500 gram, 1 ounce and ½ ounce denominations. The proceeds from the sale of the Rhino Gold Bars will be managed by B2Gold and an Advisory Committee, which includes representatives from Save the Rhino Trust Namibia, Integrated Rural Development and Nature Conservation, Namibia Chamber of Environment, and the Namibia Ministry of Environment and Tourism. The conservation premium will be used to fund the production of a follow-up range of gold bars or coins, which will be distinctly different from the first 1,000 Rhino Gold Bars, ensuring that this ground-breaking initiative remains self-sustaining. A portion of the proceeds will be invested to provide long-term sustainable financing for black rhino conservation, while significant funding will be applied immediately to conservation actions in the field, including support for patrols, intelligence activities, and to support rural communities for whom the protection of rhinos is their birthright.

B2Gold is a responsible mining company that demonstrates leadership by going beyond industry standards and continuing to raise the bar on its own performance. The Company’s principles of fairness, respect, transparency and accountability are part of the Company’s corporate culture and are applied globally across its Corporate Social Investment projects. Not only is the Company committed to minimizing the impact on the land in areas where it operates, it also invests in projects that have nothing to do with mining and everything to do with the protection of the planet and the quality of life for future generations.

For more information on the Rhino Gold Bar and how to purchase, please view the information package on B2Gold’s website at www.b2gold.com or by sending an email to rhino@b2gold.com.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, and numerous exploration and development projects in various countries. In 2020, B2Gold forecasts consolidated gold production of between 1,000,000 and 1,055,000 ounces.

On Behalf of B2GOLD CORP.

"Clive T. Johnson"

President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including statements regarding the availability of the Rhino Gold Bars for purchase and the management of the proceeds from the sale of the Rhino Gold Bars. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including those identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, the Company's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. The Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law.